UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PFSweb, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717098206

(CUSIP Number)

transcosmos inc.

Attn: Masataka Okuda, President & COO

21-25-18 Shibuya, Shibuya-ku

Tokyo 150-8530

Japan

Telephone: 81-3-4363-0290

Copies to:

Michael Occhiolini, Esq.

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717098206

1.	Names of Reporting Persons. transcosmos inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,214,369
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,214,369
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99%[1]
14.	Type of Reporting Person (See Instructions) CO

1	This percentage is calculated based upon 16,079,885 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 12,865,516 shares of the Issuer’s Common Stock outstanding as of April 30, 2013, as represented by the Issuer in the Securities Purchase Agreement discussed in Items 3 and 4, and (ii) 3,214,369 shares of the Issuer’s Common Stock issued to the Reporting Person pursuant to the Securities Purchase Agreement.

Item 1. Security and Issuer

The class of securities to which this statement relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of PFSweb, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 505 Millennium Drive, Allen, Texas 75013.

Item 2. Identity and Background

(a) This Statement is being filed by transcosmos inc., a Japanese corporation (the “Reporting Person”). The Reporting Person is a business processing outsourcing company.

(b) The principal executive office of the Reporting Person is located at 21-25-18 Shibuya, Shibuya-ku, Tokyo 150-8530, Japan.

(c) In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each executive officer and director of the Reporting Person is set forth on Schedule I hereto and incorporated by reference herein.

(d) — (e) During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any person named in Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) In accordance with the provisions of General Instruction C to Schedule 13D, the information required by Item 2 of Schedule 13D with respect to each executive officer and director of the Reporting Person is set forth on Schedule I hereto and incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of that certain Securities Purchase Agreement by and between the Issuer and the Reporting Person, dated May 15, 2013 (the “Securities Purchase Agreement”), the Reporting Person purchased, in a private placement, an aggregate of 3,214,369 shares of the Issuer’s Common Stock (the “Shares”), at a price of $4.57 per share (the “Financing”). The Financing closed on May 15, 2013. The aggregate purchase price of the Shares acquired by the Reporting Person was $14.7 million. The funds used by the Reporting Person to acquire the Shares were obtained from working capital.

Item 4. Purpose of Transaction

The Reporting Person purchased the Shares described herein for strategic and investment purposes with the aim of increasing the value of the Issuer and the Reporting Person.

The Issuer has agreed to appoint a representative of the Reporting Person to the Issuer’s Board of Directors as soon as practicable and nominate such representative for election to the Issuer’s Board of Directors at the Issuer’s next annual meeting of stockholders.

Subject to applicable legal requirements and compliance with certain standstill provisions set forth in the Securities Purchase Agreement, the Reporting Person may purchase up to 25% of the outstanding Common Stock of the Issuer from time to time in open market or private transactions, depending on the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Person and general market and economic conditions. In addition, the Issuer has granted the Reporting Person certain pre-emptive rights in connection with future issuances of the Issuer’s securities.

Except in connection with transactions approved by the Issuer’s Board of Directors or transfers to permitted transferees, the Reporting Person may not transfer the Shares for a period of 24 months after the closing of the Financing.

Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of this date of this filing, the Reporting Person beneficially owns 3,214,369 shares of the Issuer’s Common Stock, or approximately 19.99% of the outstanding Common Stock of the Issuer. This percentage is calculated based upon 16,079,885 shares of the Issuer’s Common Stock outstanding, which is the sum of (i) 12,865,516 shares of the Issuer’s Common Stock outstanding as of April 30, 2013, as represented by the Issuer in the Securities Purchase Agreement, and (ii) 3,214,369 shares of the Issuer’s Common Stock issued to the Reporting Person pursuant to the Securities Purchase Agreement.

(b)	The Reporting Person has sole voting and dispositive power over the Shares.

(c) The information provided in Item 3 is hereby incorporated by reference. There were no other transactions in the Common Stock by the Reporting Person in the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights

In connection with the Financing, the Issuer has entered into a registration rights agreement (the “Registration Rights Agreement”) with the Reporting Person. Under the Registration Rights Agreement, at any time after the second anniversary of the closing of the Financing and on or prior to the fifth anniversary of the closing of the financing, upon receipt of a registration demand from the Reporting Person, the Issuer will use commercially reasonable efforts to prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale from time to time of the shares of Common Stock sold in the Financing. The Issuer is required to use commercially reasonable efforts to keep the registration statement effective for 180 days or, if earlier, until the distribution contemplated in the registration statement has been completed. The Issuer agreed to bear the expenses incurred in complying with the Registration Rights Agreement. The Registration Rights Agreement also contains customary indemnification provisions. The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Board Representation

Under the Securities Purchase Agreement, as long as the Reporting Person continues to hold at least ten percent (10%) of the Issuer’s then outstanding shares of Common Stock, the Reporting Person shall have the right to designate one individual (the “TCI Director”) to serve on the board of directors of the Issuer. The Initial TCI Director is Shinichi Nagakura. The foregoing description of the board representation rights contained in the Securities Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Lock-Up

Except in connection with transactions approved by the Issuer’s Board of Directors or transfers to permitted transferees, the Reporting Person may not transfer the Shares for a period of 24 months after the closing of the Financing.

Item 7. Materials to be Filed as Exhibits.

A. Securities Purchase Agreement dated May 15, 2013 between the Issuer and transcosmos, inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 15, 2013 (SEC File No. 000-28275)).

B. Registration Rights Agreement dated May 15, 2013 between the Issuer and transcosmos, inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 15, 2013 (SEC File No. 000-28275)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2013

transcosmos inc.

By:	/s/ Masataka Okuda

Name: Masataka Okuda
Title: President & COO

SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF TRANSCOSMOS INC.

The name and present principal occupation of each of the executive officers and employee directors of the Reporting Person are set forth below. All individuals named in the table below are employed by the Reporting Person. The principal executive office of the Reporting Person is located at 21-25-18 Shibuya, Shibuya-ku, Tokyo 150-8530, Japan.

Name	Principal Occupation or Employment	Citizenship
Koki Okuda	Founder, Group CEO and director	Japan
Koji Funatsu	Chairman & CEO and director	Japan
Masataka Okuda	President & COO and director	Japan
Koichi Iwami	Executive Vice President and director	Japan
Hiroyuki Mukai	Senior Executive Managing Director and director	Japan
Masakatsu Moriyama	Executive Managing Director	Japan
Shinichi Nagakura	Executive Managing Director	Japan
Masaaki Muta	Executive Managing Director	Japan

NON-EMPLOYEE DIRECTORS OF TRANSCOSMOS INC.

The name and present principal occupation of each of the non-employee directors of the Reporting Person are set forth below.

Name	Principal Occupation or Employment	Name and Address of Organization in Which Employed	Citizenship
Takeshi Natsuno	n/a	n/a	Japan
Jutaro Takinami	n/a	n/a	Japan
Nozomu Yoshida	Director	Takibi Co., Ltd. Suite 902, 5-1-25 Minami Aoyama, Minato-ku, Tokyo 107-0062	Japan